  Exhibit 99.1
AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX FEATURED IN BIOTECH MONTHLY

EDMONTON, ALBERTA - May 2, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B and C and embolotherapy treatments for tumors, announced today that the Company was featured as the lead story in the April 2006 issue of Biotech Monthly, a subscription-based publication primarily focused on development-stage biotechnology companies.

The article details ViRexx’s three platform technologies as well as the competitive landscape for the Company’s broad product pipeline. The article also highlights the recent and upcoming clinical milestones including the enrollment completion of the IMPACT I OvaRex® MAb Phase III trial and the Phase I HepaVaxx B vaccine trial expected to commence later this quarter.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

Biotech Monthly
Biotech Monthly is a subscription-based newsletter that has provided independent research coverage of biotech companies since October 2001. Biotech Monthly also publishes Alerts on breaking news and breaking research of the companies that it covers. The Company’s goal is to offer in-depth, unbiased research into development-stage biotechnology companies. It conducts primary and secondary research into these companies, providing a value to subscribers.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Chris Marcus Investor Relations Fyre Marketing Tel: (512) 542-9916